                              CELADON GROUP, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                      THREE YEARS ENDED JUNE 30, 1998 WITH

                         REPORT OF INDEPENDENT AUDITORS

                                    CONTENTS

Report of Independent Auditors.........................................................  1

Audited Consolidated Financial Statements:

  Consolidated Balance Sheets..........................................................  2

  Consolidated Statements of Operations................................................  3

  Consolidated Statements of Cash Flows................................................  4

  Consolidated Statements of Stockholders' Equity......................................  5

  Notes to Consolidated Financial Statements...........................................  6

                         REPORT OF INDEPENDENT AUDITORS

    The Board of Directors and Stockholders of Celadon Group, Inc.

    We have audited the accompanying consolidated balance sheets of Celadon Group, Inc. as of June 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1998. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Celadon Group, Inc. at June 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ ERNST & YOUNG LLP

Indianapolis, Indiana

August 18, 1998

                              CELADON GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

                             JUNE 30, 1998 AND 1997

                             (DOLLARS IN THOUSANDS)

                                                                                                1998       1997
                                                                                              ---------  ---------
                                           ASSETS
Current assets:
  Cash and cash equivalents.................................................................  $   2,537  $   1,845
  Trade receivables, net of allowance for doubtful accounts of $528 and $2,773 in 1998 and
    1997, respectively......................................................................     39,063     27,736
  Accounts Receivable -- other..............................................................      4,382      1,616
  Prepaid expenses and other current assets.................................................      5,018      3,972
  Tires in service..........................................................................      3,555      2,987
  Income tax recoverable....................................................................        960      2,684
  Current portion of notes receivable.......................................................        683     --
  Deferred income tax.......................................................................      7,056      6,790
                                                                                              ---------  ---------
    Total current assets....................................................................     63,254     47,630
                                                                                              ---------  ---------
Property and equipment, at cost.............................................................    150,535    113,206
  Less accumulated depreciation and amortization............................................     35,476     29,424
                                                                                              ---------  ---------
    Net property and equipment..............................................................    115,059     83,782
                                                                                              ---------  ---------
Deposits....................................................................................        496        523
Tires in service............................................................................      2,000      2,057
Notes receivable, net of current portion....................................................        719     --
Advance to affiliate........................................................................     --          1,933
Intangible assets...........................................................................        625        750
Goodwill, net of accumulated amortization...................................................     11,469      4,848
Other assets................................................................................      1,155      1,379
                                                                                              ---------  ---------
  Total assets..............................................................................  $ 194,777  $ 142,902
                                                                                              ---------  ---------
                                                                                              ---------  ---------
                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................................................  $   6,469  $   5,284
  Accrued expenses..........................................................................     18,301     14,535
  Bank borrowings and current maturities of long-term debt..................................      3,508     --
  Current maturities of capital lease obligations...........................................     16,949     11,376
                                                                                              ---------  ---------
    Total current liabilities...............................................................     45,227     31,195
                                                                                              ---------  ---------
Long-term debt, net of current maturities...................................................     16,873     11,959
Capital lease obligations, net of current maturities........................................     65,970     42,402
Deferred income tax.........................................................................     14,373     11,540
                                                                                              ---------  ---------
    Total liabilities.......................................................................    142,443     97,096
                                                                                              ---------  ---------
Minority interest...........................................................................         12         12
Commitments and contingencies...............................................................     --         --
Stockholders' equity:
  Preferred stock, $1.00 par value, authorized 179,985 shares; issued and outstanding zero
    shares..................................................................................     --         --
  Common stock, $0.033 par value, authorized 12,000,000 shares; issued 7,786,430 shares and
    7,750,580 shares in 1998 and 1997.......................................................        257        256
  Additional paid-in capital................................................................     56,664     56,281
  Retained earnings (deficit)...............................................................     (3,522)    (9,531)
  Equity adjustment for foreign currency translation........................................       (475)      (252)
  Treasury stock, at cost, 64,441 shares and 128,000 shares in 1998 and 1997................       (602)      (960)
                                                                                              ---------  ---------
    Total stockholders' equity..............................................................     52,322     45,794
                                                                                              ---------  ---------
    Total liabilities and stockholders' equity..............................................  $ 194,777  $ 142,902
                                                                                              ---------  ---------
                                                                                              ---------  ---------

          See accompanying notes to consolidated financial statements

                              CELADON GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    YEARS ENDED JUNE 30, 1998, 1997 AND 1996

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                  1998        1997        1996
                                                                               ----------  ----------  ----------
Operating revenue............................................................  $  229,928  $  191,035  $  166,544
Operating expenses:
  Salaries, wages and employee benefits......................................      69,938      67,758      64,683
  Fuel.......................................................................      29,404      30,854      28,037
  Operating costs and supplies...............................................      18,952      13,482      12,944
  Insurance and claims.......................................................       6,488       6,014       6,082
  Depreciation and amortization..............................................      12,889      10,135       7,365
  Rent and purchased transportation..........................................      61,466      35,604      32,107
  Professional and consulting fees...........................................       1,503       1,536       2,001
  Communications and utilities...............................................       3,285       3,102       2,544
  Permits, licenses and taxes................................................       3,901       4,174       4,327
  Employee stock ownership plan contribution.................................      --              59         100
  (Gain) on sale of revenue equipment........................................      --          --          (1,085)
  Selling expenses...........................................................       3,623       3,286       3,123
  General and administrative.................................................       2,675       2,596       2,579
                                                                               ----------  ----------  ----------
    Total operating expenses.................................................     214,124     178,600     164,807
                                                                               ----------  ----------  ----------
Operating income.............................................................      15,804      12,435       1,737
Other (income) expense:
  Interest income............................................................        (493)       (161)        (31)
  Interest expense...........................................................       6,398       5,105       3,703
  Other (income) expense, net................................................         (12)        (37)         72
                                                                               ----------  ----------  ----------
  Income (loss) from continuing operations before income taxes...............       9,911       7,528      (2,007)
  Provision for income taxes (benefit).......................................       3,902       3,024        (411)
                                                                               ----------  ----------  ----------
  Income (loss) from continuing operations...................................       6,009       4,504      (1,596)
                                                                               ----------  ----------  ----------
Discontinued operations:
  Loss from operations of freight forwarding division (net of tax)...........      --          --          (2,306)
  Loss on disposal of freight forwarding division (net of tax)...............      --          --         (12,815)
  Income (loss) from operations of logistics division (net of tax)...........      --          --            (149)
  Gain on disposal of logistics division (net of tax)........................      --          --              67
                                                                               ----------  ----------  ----------
  Income (loss from discontinued operations..................................      --          --         (15,203)
                                                                               ----------  ----------  ----------
    Net income (loss)........................................................  $    6,009  $    4,504  $  (16,799)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Earnings (loss) per Common Share:
  Continued operations:
    Diluted and basic earnings per share.....................................  $     0.78  $     0.59  $    (0.20)
  Discontinued operations:
    Diluted and basic earnings per share.....................................      --          --           (1.93)
Average shares outstanding:
  Diluted....................................................................       7,752       7,660       7,877
  Basic......................................................................       7,664       7,628       7,877

          See accompanying notes to consolidated financial statements.

                              CELADON GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                    YEARS ENDED JUNE 30, 1998, 1997 AND 1996

                             (DOLLARS IN THOUSANDS)

                                           1998     1997     1996
                                          -------  -------  -------
Continuing operations:
Cash flows from operating activities:
  Net Income (loss) from continuing
    operations..........................  $ 6,009  $ 4,504  $(1,596)
  Adjustments to reconcile net income
    (loss) to net cash providedby
    operating activities:
    Depreciation and amortization.......   12,889   10,135    7,365
    Provision for deferred income
     taxes..............................    2,884    1,570    2,295
    Provision for doubtful accounts.....      250      280      120
    Net gain on sale of property and
     equipment..........................       --       --   (1,085)
    Net gain loss other.................       --       --       73
    Change in assets and liabilities:
      (Increase) in trade receivables...     (245)  (1,655)  (9,328)
      (Increase) decrease in accounts
       receivable--other................   (2,545)    (442)   5,982
      Decrease (increase) in income tax
       recoverable......................    1,407    3,823   (2,790)
      Decrease (increase) in tires in
       service..........................     (738)       4     (699)
      (Increase) in prepaid expenses and
       other current assets.............     (502)    (782)    (107)
      Decrease (increase) in other
       assets...........................      446    3,998   (3,031)
      (Decrease) increase in accounts
       payable and accrued expenses.....   (2,638)    (937)   9,749
      (Decrease) increase in income
       taxes payable....................       --     (145)    (539)
                                          -------  -------  -------
Net cash provided by operating
  activities............................   17,217   17,213    6,409
                                          -------  -------  -------
Cash flows from investing activities:
  Purchase of property and equipment....   (3,623)  (1,595)  (9,578)
  Proceeds from sale of property and
    equipment...........................    4,662   14,100    2,602
  Purchase of business, net of cash
    acquired............................   (3,670)   --       --
  Disposal of property and equipment....    1,265    --       --
  Decrease in deposits..................       27      286      388
                                          -------  -------  -------
  Net cash provided by (used for)
    investing activities................   (1,339)  12,791   (6,588)
                                          -------  -------  -------
Cash flows from financing activities:
  Proceeds from issuances of common
    stock...............................    1,328    --         136
  Payment for redemption of common
    stock...............................    --       --      (1,550)
  Purchase of treasury stock............     (586)    (235)   --
  Proceeds from bank borrowing and
    debt................................    1,506    --      41,626
  Payments of bank borrowings and
    debt................................   (2,397) (19,822) (29,951)
  Principal payments under capital lease
    obligations.........................  (15,037) (10,903)  (7,782)
                                          -------  -------  -------
    Net cash (used for) provided by
     financing activities...............  (15,186) (30,960)   2,479
                                          -------  -------  -------
    Net cash (used for) provided by
     continuing operations..............      692     (956)   2,300
                                          -------  -------  -------
Discontinued Operations:
  (Loss) from operations, net of income
    taxes...............................       --       --  (15,203)
                                          -------  -------  -------
  Change in net operating assets........       --   (2,445)  20,836
                                          -------  -------  -------
  Operating activities..................       --   (2,445)   5,633
  Investing activities..................       --       --    3,286
  Financing activities..................       --       --   (7,782)
                                          -------  -------  -------
      Net cash (used for) provided by
       discontinued operations..........       --   (2,445)   1,137
                                          -------  -------  -------
Increase (decreased) in cash and cash
  equivalents...........................      692   (3,401)   3,437
Cash and cash equivalents at beginning
  of year...............................    1,845    5,246    1,809
                                          -------  -------  -------
Cash and cash equivalents at end of
  year..................................  $ 2,537  $ 1,845  $ 5,246
                                          -------  -------  -------
                                          -------  -------  -------

          See accompanying notes to consolidated financial statements.

                              CELADON GROUP, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    YEARS ENDED JUNE 30, 1998, 1997 AND 1996
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                           COMMON STOCK                   ADDITIONAL
                                          NO. OF SHARES                     PAID-IN                          FOREIGN CURRENCY
                                           OUTSTANDING      AMOUNT          CAPITAL       RETAINED EARNINGS     TRANSLATION
                                          --------------  -----------  -----------------  -----------------  -----------------
Balance at June 30, 1995................   $  7,741,247    $     255       $  55,283         $     2,764         $    (178)
Equity adjustments for foreign currency
  translation...........................        --            --              --                 --                   (177)
Exercise of incentive stock options.....          9,333            1             135             --                 --
Retirement of redeemable common stock...        --            --                 863             --                 --
Reduction of ESOP guarantee.............        --            --              --                 --                 --
Net loss................................        --            --              --                 (16,799)           --
                                          --------------       -----         -------            --------             -----
Balance at June 30, 1996................      7,750,580          256          56,281             (14,035)             (355)
Equity adjustments for foreign currency
  translation...........................        --            --              --                 --                    103
Treasury stock purchases................       (128,000)      --              --                 --                 --
Reduction of ESOP guarantee.............        --            --              --                 --                 --
Net income..............................        --            --              --                   4,504            --
                                          --------------       -----         -------            --------             -----
Balance at June 30, 1997................      7,622,580          256          56,281              (9,531)             (252)
Equity adjustments for foreign currency
  translation...........................        --            --              --                 --                   (223)
Exercise of warrant.....................         35,850            1             245             --                 --
Treasury stock purchases................        (43,000)      --              --                 --                 --
Exercise of incentive stock options.....        106,559       --                 138             --                 --
Net income..............................        --            --              --                   6,009            --
                                          --------------       -----         -------            --------             -----
Balance at June 30, 1998................   $  7,721,989    $     257       $  56,664         $    (3,522)        $    (475)
                                          --------------       -----         -------            --------             -----
                                          --------------       -----         -------            --------             -----

                                                                                 TOTAL STOCK-
                                           TREASURY STOCK-    DEBT GUARANTEE       HOLDER'S
                                               COMMON            FOR ESOP           EQUITY
                                          -----------------  -----------------  --------------
Balance at June 30, 1995................      $  --              $    (285)       $   57,839
Equity adjustments for foreign currency
  translation...........................         --                 --                  (177)
Exercise of incentive stock options.....         --                 --                   136
Retirement of redeemable common stock...         --                 --                   863
Reduction of ESOP guarantee.............         --                    100               100
Net loss................................         --                 --               (16,799)
                                                  -----              -----      --------------
Balance at June 30, 1996................         --                   (185)           41,962
Equity adjustments for foreign currency
  translation...........................         --                 --                   103
Treasury stock purchases................           (960)            --                  (960)
Reduction of ESOP guarantee.............         --                    185               185
Net income..............................         --                 --                 4,504
                                                  -----              -----      --------------
Balance at June 30, 1997................           (960)            --                45,794
Equity adjustments for foreign currency
  translation...........................         --                 --                  (223)
Exercise of warrant.....................         --                 --                   246
Treasury stock purchases................           (586)            --                  (586)
Exercise of incentive stock options.....            944             --                 1,082
Net income..............................         --                 --                 6,009
                                                  -----              -----      --------------
Balance at June 30, 1998................      $    (602)         $  --            $   52,322
                                                  -----              -----      --------------
                                                  -----              -----      --------------

          See accompanying notes to consolidated financial statements.

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

    Celadon Group, Inc. (the "Company") was formed on July 24, 1986 through the combination of two companies, Celadon Trucking Services, Inc. and Celadon Logistics, Inc., each owned by the same principal stockholders. The Company entered the freight forwarding business in July 1990 by purchasing International Freight Holding Corp. ("IFHC") and its subsidiaries (collectively, "Randy International"). In fiscal year 1996, the Company discontinued its freight forwarding business and the logistics business. The Company is currently an international transportation company offering trucking services. The Company specializes in providing long-haul, full truckload services between the United States and Mexico. The Company expanded its presence in Mexico during May 1995 by making an investment in Servicio de Transportacion Jaguar, S.A. de C.V. ("Jaguar"), formerly known as Transportes RQF, S.A. de C.V., a Mexican company formed to provide trucking services. In June 1995, the Company acquired Cheetah Transportation Company and CLK, Inc., including its subsidiary Cheetah Brokerage, Inc. (collectively "Cheetah"). Cheetah provides flatbed trucking and brokerage services principally in the United States. In September 1997, the Company acquired (the "GETS Acquisition") General Electric Transportation Services ("GETS"), which transports certain of the freight of General Electric Company, Inc. moving domestically and to and from Mexico, and in May 1998, the Company acquired Gerth Transport, Kitchener, Ontario ("Gerth"), leading truckload carrier between Canada and Mexico.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND PRESENTATION

    The consolidated financial statements include the accounts of Celadon Group, Inc. and its subsidiaries, all of which are wholly owned except for Jaguar in which the Company has a 75% interest. Discontinued operations relating to freight forwarding and logistics are set forth in Note 15--"Discontinued Operations". All significant intercompany accounts and transactions have been eliminated in consolidation. Unless otherwise noted, all references to annual periods refer to the respective fiscal years ended June 30.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Such estimates include provisions for damage and liability claims, uncollectible accounts receivable and losses associated with discontinued operations. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

REVENUE RECOGNITION

    Trucking revenue is recognized as of the date the freight is delivered by the Company. Amounts payable to drivers for wages and other related trucking expenses on delivered shipments are accrued.

TIRES IN SERVICE

    Original and replacement tires on tractors and trailers are included in tires in service and are amortized over 18 to 36 months.

FUEL

    Fuel is generally expensed when purchased, except for the fuel supplies at terminals, which are classified as prepaid expenses.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Property and equipment under capital leases are stated at the lower of the present value of minimum lease payments at the beginning of the lease term or fair value at the inception of the lease.

    Depreciation of property and equipment and amortization of assets under capital leases is generally computed using the straight-line method and is based on the estimated useful lives (net of salvage value) of the related assets as follows:

Revenue and service equipment............  4-12 years
Furniture and office equipment...........  5-15 years
Buildings................................  20-40 years
Leasehold improvements...................  Lesser of life of lease or useful life of improvement

    Initial delivery costs relating to placing tractors and trailers in service, which are included in revenue and service equipment, are being amortized on a straight-line basis over the lives of the assets or, in the case of leased equipment, over the respective lease term. The cost of maintenance and repairs, including tractor overhauls, is charged to expense as incurred; costs incurred to place assets in service and betterments are capitalized and depreciated over the remaining life of each respective asset.

INTANGIBLES

    Intangibles reflect the amounts assigned to various assets of businesses acquired. Amortization of intangibles is generally computed using the straight-line method for financial reporting purposes and is based on the estimated useful lives of the related assets. Intangibles consist of customer lists related to the Cheetah acquisition which are being amortized over an eight year period. The net intangibles balance was $625,000 and $750,000 with related accumulated amortization of $375,000 and $250,000 at June 30, 1998 and 1997, respectively.

GOODWILL

    Goodwill reflects the excess of cost over net assets of businesses acquired and is being amortized by the straight-line method over 15-40 years. The carrying value of the goodwill is reviewed if the facts and circumstances suggest that it may be permanently impaired. Such review is based upon the undiscounted expected future operating profit derived from such businesses and, in the event such result is less than the carrying value of the goodwill, the carrying value of the goodwill is reduced to an amount that reflects the expected future benefit.

INVESTMENT IN UNCONSOLIDATED AFFILIATE

    In December 1996, the Company provided a loan to and acquired a 49% interest in NG Enterprises, Inc. ("NGE"), a company controlled by Norman G. Grief, the former President and Chief Executive

Officer of Randy International, Inc. The investment was sold in July 1997. See
Note 13--"Investment in Unconsolidated Affiliate".

INSURANCE RESERVES

    The Company self insures the per occurrence deductible for (i) personal injury and property damage claims up to $50,000 for claims incurred through April 1998 (and has first dollar coverage for claims subsequent to April 1998),
(ii) physical damage claims up to $15,000 per tractor and $2,000 per trailer,
(iii) workers compensation claims up to $150,000 and (iv) cargo loss up to $10,000 per occurrence, in each case (ii, iii, iv) at June 30, 1998 and 1997. Reserves for known claims and incurred but not reported claims up to these limits are accrued based upon information provided by insurance adjusters and actuarial factors. Management considers such reserves adequate. Such amounts are included in accrued expenses.

INCOME TAXES

    Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax bases of assets and liabilities based on enacted tax laws and rates. Federal income taxes are provided on the portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable.

CREDIT RISK

    Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. Concentrations of credit risk with respect to trade receivables are generally limited due to the Company's large number of customers and the diverse range of industries which they represent. Accounts receivable balances due from Chrysler Corporation ("Chrysler") totaled $5.3 million or 14% of the total gross trade receivables at June 30, 1998. The Company had no other significant concentrations of credit risk.

FOREIGN CURRENCY TRANSLATION

    Foreign financial statements are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Assets and liabilities of the Company's foreign operations are translated into U.S. dollars at year-end exchange rates. Income statement accounts are translated at the average exchange rate prevailing during the year. Resulting translation adjustments are reported as a separate component of stockholders' equity.

COMMON STOCK DIVIDEND POLICY

    Although the Company has paid cash dividends on the Common Stock from time to time, it has no present intention of paying cash dividends on the Common Stock in the foreseeable future. Moreover, pursuant to its credit agreements, the Company and certain of its subsidiaries may pay cash dividends only up to certain specified levels and if certain financial ratios are met.

EARNINGS (LOSS) PER SHARE

    In 1997, the Financial Accounting Standards Board issued Statement No 128, "Earnings per Share" (SFAS 128). SFAS 128 requires the calculation of both basic and diluted earnings per share. Basic earnings per share is based on the weighted-average number of common shares outstanding during the period, while diluted earnings per share includes the effect of options and restricted stock that were dilutive and outstanding during the period. Restatement of earnings-per-share data for previous periods is also required. All per-share amounts, unless otherwise noted in the footnotes, are presented on diluted basis.

RECLASSIFICATIONS

    Certain reclassifications have been made to the 1997 and 1996 financial statements in order to conform to the 1998 presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1997, SFAS No. 130, "Reporting Comprehensive Fiscal Income," was issued. The statement must be adopted by the Company in the first quarter of 1999. Under provisions of this statement, the Company will be required to change the financial statement presentation of comprehensive income and its components to conform to these new requirements. As a consequence of this change, certain reclassifications will be necessary to previously reported amounts to achieve the required presentation of comprehensive income. Implementation of this disclosure standard will not affect financial position or results of operations.

    In June 1997, the Financial Accounting Standards Board issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, which is effective for fiscal years beginning after December 15, 1997. This statement establishes requirements for reporting information about operating segments. This statement may require a change in the way the Company's segments are presently reported; however, the extent of the change, if any, has not been determined.

    In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 1999. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

(2) SEGMENT AND GEOGRAPHICAL INFORMATION; SIGNIFICANT CUSTOMER

    The Company's business is operated through two divisions: van and flatbed and the Company generates revenue from its operations in the United States, Canada and Mexico.

    Information as to the Company's operations by division is summarized below (in thousands):

                                                                                  1998        1997        1996
                                                                               ----------  ----------  ----------
Operating revenue
  Van........................................................................  $  204,104  $  167,609  $  148,167
  Flatbed....................................................................      25,824      23,426      18,377
                                                                               ----------  ----------  ----------
  Total revenues.............................................................     229,928     191,035     166,544
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Operating Income (loss):
  Van........................................................................  $   14,430  $   11,290  $      969
  Flatbed....................................................................       1,374       1,145         768
                                                                               ----------  ----------  ----------
    Total from operating divisions...........................................      15,804      12,435       1,737
  Interest expense, net......................................................       5,905       4,944       3,672
  Other expense (income).....................................................         (12)        (37)         72
                                                                               ----------  ----------  ----------
    Income (loss) from continuing operations before income taxes.............  $    9,911  $    7,528  $   (2,007)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Total assets
  Van........................................................................  $  186,207  $  128,505  $  114,290
  Flatbed....................................................................       8,570       8,271       7,021
                                                                               ----------  ----------  ----------
  Total from operating divisions.............................................     194,777     136,776     121,311
  Discontinued operations....................................................          --       6,126      20,610
                                                                               ----------  ----------  ----------
  Total......................................................................  $  194,777  $  142,902  $  141,921
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

                                                                                  1998        1997        1996
                                                                               ----------  ----------  ----------
Capital expenditures (including capital leases)
  Van........................................................................  $   41,412  $   35,415  $   24,134
  Flatbed....................................................................         122          32          18
                                                                               ----------  ----------  ----------
    Total....................................................................  $   41,534  $   35,447  $   24,152
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Depreciation and amortization
  Van........................................................................  $   12,651  $    9,897  $    7,127
  Flatbed....................................................................         238         238         238
                                                                               ----------  ----------  ----------
    Total....................................................................  $   12,889  $   10,135  $    7,365
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

    Information as to the Company's geographic area is summarized below (in thousands):

                                                                                  1998        1997        1996
                                                                               ----------  ----------  ----------
Operating revenue
  United States..............................................................  $  215,068  $  185,378  $  161,605
  Canada(i)..................................................................       5,421          --          --
  Mexico(ii).................................................................       9,438       5,657       4,939
                                                                               ----------  ----------  ----------
    Total....................................................................     229,928     191,035     166,544
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Operating income
  United States..............................................................  $    8,475  $    7,221  $   (2,435)
  Canada(i)..................................................................         447          --          --
  Mexico(ii).................................................................         989         307         428
                                                                               ----------  ----------  ----------
    Total....................................................................  $    9,911  $    7,528  $   (2,007)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Total Assets
  United States..............................................................  $  172,463  $  139,849  $  133,987
  Canada(i)..................................................................      17,788          --          --
  Mexico(ii).................................................................       3,427       1,670       2,496
  Europe(iii)................................................................       1,099       1,383       5,438
                                                                               ----------  ----------  ----------
    Total....................................................................  $  194,777  $  142,902  $  141,921
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

------------------------

(i) Relates to the Company's trucking operations in Canada.

(ii) Relates to the Company's trucking operations in Mexico.

(iii) Relates to the Company's discontinued freight forwarding operations based in the United Kingdom.

    Revenue from Chrysler accounted for 36%, 42%, and 48% of the Company's total revenue for 1998, 1997, and 1996, respectively. The Company transports Chrysler after-market replacement parts and accessories within the United States and Chrysler original equipment automotive parts primarily between the United States and the Mexican border, which accounted for 27% and 73%, respectively, of the Company's revenue from Chrysler in 1998 and 30% and 70%, respectively, in 1997. Chrysler business is covered by two agreements, one of which covers the United States-Mexican business and the other of which covers domestic business. The international contract was extended for three years and now expires on December 31, 1999. The contract applicable to domestic movements was extended for three years and now expires October 1, 2000.

(3) PROPERTY, EQUIPMENT AND LEASES

    Property and equipment, at cost, consists of the following (in thousands):

                                                                           1998        1997
                                                                        ----------  ----------
Revenue equipment owned...............................................  $   35,608  $   37,577
Revenue equipment under capital leases................................     106,563      68,365
Furniture and office equipment........................................       3,583       2,798
Land and buildings....................................................       4,143       3,986
Service equipment.....................................................         449         317
Leasehold improvements................................................         189         183
                                                                        ----------  ----------
                                                                        $  150,535  $  113,206
                                                                        ----------  ----------
                                                                        ----------  ----------

    Included in accumulated depreciation was $16.9 million and $10.8 million in 1998 and 1997, respectively, related to revenue equipment under capital leases.

    Depreciation and amortization expense relating to property and equipment owned and revenue equipment under capital leases was $12.3 million in 1998, $9.9 million in 1997, $7.0 million in 1996.

LEASE OBLIGATIONS

    The Company leases certain revenue and service equipment under long-term lease agreements, payable in monthly installments with interest at rates ranging from 5.7% to 10.6% per annum, maturing at various dates through 2003.

    The Company leases warehouse and office space under noncancellable operating leases expiring at various dates through September, 2016. Certain leases contain renewal options.

    In September 1996, the Company entered into a sale/leaseback transaction relating to its new headquarters facility in Indianapolis, IN. The proceeds from the transaction were used to reduce the borrowings outstanding under its bank credit facility by approximately $6 million.

    During fiscal year 1998 and 1997, the Company declared its option to purchase certain revenue equipment previously financed with operating leases at the end of the lease term. As a result of these conversions, fixed assets and capital lease obligations increased $22.3 million and $10.4 million respectively. The Company also completed a sale leaseback in 1997 of certain revenue equipment previously owned. The proceeds from the sale and the increase to capital lease obligations was $6.6 million.

    Future minimum lease payments relating to capital leases and to operating leases with initial or remaining terms in excess of one year are as follows (in thousands):

YEAR ENDED                                                       CAPITAL
JUNE 30                                                          LEASES      OPERATING LEASES
------------------------------------------------------------  -------------  ----------------
1999........................................................    $  22,257       $   10,451
2000........................................................       18,504            8,413
2001........................................................       17,680            4,843
2002........................................................       14,484            2,666
2003........................................................       18,127            1,228
Thereafter..................................................        7,596            9,275
                                                              -------------        -------
  Total minimum lease payments..............................    $  98,648       $   36,876
                                                              -------------        -------
                                                              -------------        -------

Less amounts representing interest..........................       15,729
                                                              -------------
Present value of net minimum lease payments.................       82,919
Less current maturities.....................................       16,949
                                                              -------------
  Non-current portion.......................................    $  65,970
                                                              -------------
                                                              -------------

    Total rental expense for operating leases is as follows (in thousands):

                                                                                     1998       1997       1996
                                                                                   ---------  ---------  ---------
Revenue, service equipment and purchased transportation..........................  $  59,775  $  34,446  $  31,647
Office facilities and terminals..................................................      1,691      1,158        460
                                                                                   ---------  ---------  ---------
                                                                                   $  61,466  $  35,604  $  32,107
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

(4) BANK BORROWINGS AND LONG-TERM DEBT

                                                                            1998       1997
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Outstanding amounts under lines of credit (collateralized by certain trade receivables and revenue equipment)..............................  $  14,578  $  11,500
Other borrowings........................................................      5,803        459
                                                                          ---------  ---------
                                                                             20,381     11,959
Less current maturities.................................................      3,508         --
                                                                          ---------  ---------
                                                                          $  16,873  $  11,959
                                                                          ---------  ---------
                                                                          ---------  ---------

              TOTAL LINES OF
                  CREDIT          AMOUNTED BORROWED      AMOUNT AVAILABLE
           --------------------  --------------------  --------------------
             1998       1997       1998       1997       1998       1997
           ---------  ---------  ---------  ---------  ---------  ---------
           $  30,000(i) $  30,000 $  13,000 $  11,500  $  14,500  ii) $  16,300(iii)
               2,380 ii)        --     1,578        --       802         --
           ---------  ---------  ---------  ---------  ---------  ---------
    Total  $  32,380  $  30,000  $  14,578  $  11,500  $  15,302  $  16,300
           ---------  ---------  ---------  ---------  ---------  ---------
           ---------  ---------  ---------  ---------  ---------  ---------

------------------------

 (i) Represents the Company's Revolving Line of Credit with First Chicago NBD Bank, N.A. commencing June 1, 1994 (the "1994 Credit Agreement").

 (ii) Represents Gerth subsidiary Revolving Line of Credit with First Chicago NBD Bank, Canada.

(iii) Represents unused portion of Revolving Line of Credit net of standby letters of credit not reflected in accompanying consolidated financial statements of $2,500,000 and $2,200,000 at June 30, 1998 and 1997,
      respectively.

LINES OF CREDIT

    The Company's line of credit for operations for the periods presented are as follows (in thousands):

    In June 1994, the Company refinanced the outstanding borrowings under the 1994 Credit Agreement ("Credit Agreement"). During the year ended June 30, 1997, the Credit Agreement was further amended and modified. As amended during fiscal 1997, terms of the Credit Agreement further provide for successive one year renewals, at the option of the banks, commencing November 1, 1999 with an automatic conversion to a three year term loan with a five year amortization if the Credit Agreement is not extended by the banks. Interest is based, at the Company's option, upon either the bank's prime rate or the London Interbank Offered Rate ("LIBOR") plus a margin ranging from .625% to 1.625% depending upon performance by the Company. At June 30, 1998, the interest rate charged on outstanding borrowings was 7.29%. In addition, the Company pays a commitment fee of .5% on the unused portion of the Credit Agreement.

    Amounts available under the Credit Agreement are determined based upon the Company's borrowing base, as defined. In addition, there are certain covenants which restrict, among other things, the payment of cash dividends, and require the Company to maintain certain financial ratios and certain other financial conditions. Such borrowings are collateralized by the Company's van trade receivables (approximately

$27.1 million at June 30, 1998) and certain revenue equipment (with a net book value of approximately $9.3 million at June 30, 1998).

    Maturities of long-term debt, assuming the Company exercises the conversion feature within its Credit Agreement as modified in fiscal 1997, for the years ending June 30 are as follows (in thousands):

YEAR ENDED
JUNE 30                                                                         LONG-TERM DEBT
------------------------------------------------------------------------------  --------------
1999..........................................................................    $    3,508
2000..........................................................................         3,587
2001..........................................................................         3,809
2002..........................................................................         2,915
2003..........................................................................         6,560
Thereafter....................................................................            --
                                                                                     -------
                                                                                  $   20,381
                                                                                     -------
                                                                                     -------

    No compensating balance requirements exist at June 30, 1998.

(5) EMPLOYEE BENEFIT PLANS

EMPLOYEE STOCK OWNERSHIP PLAN

    In July 1990, the Company established an Employee Stock Ownership Plan (the "ESOP") for employees of certain of the Company's subsidiaries. The ESOP borrowed $1 million from a lending institution which was guaranteed by the Company. The ESOP used the proceeds to purchase 129,500 shares of the Company's Common Stock, par value $.033 per share, from stockholders.

    The Company recognizes expense based on an amount equal to the ESOP's cost of the shares allocated to the participants. The expense is in proportion to annual principal and interest payments. During 1998, 1997 and 1996, the Company did not pay the ESOP dividends and made $0, $25,000 and $100,000, respectively, in Company contributions.

    The loan from the lending institution bore interest at the bank's floating prime rate. The Company paid a 1% annual commitment fee on the outstanding principal balance of the loan. The loan was secured by the shares purchased by the ESOP and was guaranteed by the Company. In April 1992, the loan agreement was amended to require principal payments of $25,000 per quarter commencing June 30, 1992, with the remaining balance due April 1994. In April 1994, the loan agreement was extended with principal payments of $25,000 per quarter required commencing June 30, 1995, and the remaining balance was due March 30, 1997. In November, 1996, the ESOP paid the loan in full with proceeds received by the ESOP from the sale of shares in connection with the Company's common stock offering in January 1995. Interest costs incurred amounted to approximately $0, $4,000 and $24,000 during 1998, 1997, 1996, respectively. The Board of Directors authorized the termination of the Plan effective December 31, 1997. As of such date, no new participants have been accepted in the Plan. The Company filed a Letter of Determination for Termination with the Internal Revenue Service on June 25, 1998 and has received a response dated July 6, 1998 from the Internal Revenue Service acknowledging this filing. In connection with such loan, the Company issued to the lender a warrant to purchase shares of Common Stock. See
Note 7--"Stockholders' Equity".

401(K) PROFIT SHARING PLAN

    The Company has a 401(k) profit sharing plan which permits employees of the Company to contribute up to 15% of their annual compensation, up to certain Internal Revenue Service limits. The contributions made by each employee are fully vested at all times and are not subject to forfeiture. The Company makes a matching contribution of 25% of the employee's contribution up to 5% of their annual compensation and may make additional discretionary contributions. The aggregate Company contribution may not exceed 5% of the employee's compensation. Employees vest in the Company's contribution to the plan at the rate of 20% per year from the date of contribution. Contributions made by the Company during 1998, 1997 and 1996 amounted to $112,000, $155,000 and $83,000, respectively. No discretionary contributions were made during 1998, 1997 or 1996.

EMPLOYEE STOCK PURCHASE PLAN

    On October 18, 1996, the Company's Board of Directors authorized the sale of up to 250,000 shares of the Company's Common Stock to the Celadon Group, Inc. Employee Stock Purchase Plan (the "Plan"), referred to informally by the Company as the Celadon Hallmark Investment Plan ("CHIP"). The Common Stock, par value $0.33 per share, may be treasury shares or newly issued shares, at a price equal to 85% of the fair market value of the shares as of the day of purchase. There were approximately 176 active participants in the Plan as of June 30, 1998. Participation in the Plan is limited to employees who meet the eligibility requirements set forth in the Plan and executive officers of the Company may not participate. As of June 30, 1998, 30,259 shares had been purchased under the Plan in open market transactions for an average price of $13.42 per share. The Company's contribution to the purchases made was $45,000 in fiscal 1998 and $16,000 in fiscal 1997.

(6) SENIOR SUBORDINATED CONVERTIBLE NOTE

    In October 1992, the Company issued an $8 million, 9.25% Senior Subordinated Convertible Note (the "9.25% Note") which was due and payable on September 30, 1998. On February 28, 1994, the holder converted the 9.25% Note into 739,371 shares of Common Stock. In connection with the issuance of the 9.25% Note, the Company issued a warrant to purchase 12,121 shares of Common Stock and entered into a registration rights agreement covering shares issued from the conversion of the 9.25% Note or warrant. See Note 7--"Stockholders' Equity".

(7) STOCKHOLDERS' EQUITY

COMMON STOCK

    During fiscal year 1997, the Company purchased on the open market 28,000 shares of the Company's Common Stock at an average price of $8.40 per share and recorded these shares as treasury stock. In addition, the Company received and recorded as treasury stock 100,000 shares of the Company's Common Stock valued at $7.25 per share from the former President of Celadon Group, Inc. as consideration for a portion of the sales price paid by him to acquire the Company's South American warehousing, logistics and distribution business operating under the name of Celsur, Inc.

    During fiscal year 1998, the Company purchased on the open market 25,000 shares of the Company's Common Stock at an average price of $13.50 per share and recorded these shares as treasury stock. In addition, the Company purchased and recorded as treasury stock 18,000 shares of the Company's Common Stock valued at an average price $13.81 from certain Company executives. (See Note 9--Related Party Transactions).

WARRANTS

    Pursuant to the ESOP loan agreement, the Company issued to the lender a warrant entitling the holder to purchase, in the aggregate, 2% of the Company's outstanding Common Stock, subject to adjustment as defined in the agreement, for a price of $500,000. On January 23, 1995, the warrant holder exercised one half of the warrant by paying to the Company $250,000 upon the issuance of 35,851 shares by the Company. On November 1, 1997, the warrant holder exercised the remaining portion of the warrant by paying the Company $250,000 upon the issuance of 36,408 shares of common stock by the Company.

    In connection with the issuance of the 9.25% Note, the Company issued to the holder of the 9.25% Note a warrant to purchase 12,121 shares of the Common Stock at $10.82 per share, subject to certain adjustments for dilution. The warrant is exercisable through September 30, 1998.

    In connection with each of the warrants described above, the Company has granted certain piggyback and demand registration rights with respect to shares issued upon the exercise of such warrants.

STOCK OPTIONS

    In January 1994, the Company adopted a Stock Option Plan (the "Plan") which provides for the granting of stock options, stock appreciations rights and restricted stock awards to purchase not more than 250,000 shares of Common Stock, subject to adjustment under certain circumstances, to select management and key employees of the Company and its subsidiaries. During 1995, the Plan was amended to increase the number of shares under the Plan from 250,000 to 500,000 shares, which amendment was approved by the shareholders at the 1994 annual meeting. During 1998, the Plan was amended to increase the number of shares under the Plan from 500,000 to 750,000 shares, which amendment was approved by the shareholders at the 1997 annual meeting.

    The Company has elected to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. However, SFAS No. 123, "Accounting for Stock-Based Compensation," requires presentation of pro forma net income and earnings per share as if the Company had accounted for its employee stock options granted subsequent to June 30, 1995, under the fair value method of that statement. Under SFAS No. 123, total compensation expense for stock-based awards of $523,000 and $650,000 in 1998 and 1997, respectively, on a pro forma basis, would have been reflected in income on a pretax basis. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the vesting period. Under the fair value method, the Company's net income (in thousands) and earnings per share would have been reduced as follows:

                                                                                 1998       1997
                                                                               ---------  ---------
Net Income...................................................................  $     314  $     390
Earnings per share...........................................................       0.04       0.05

    Because SFAS No. 123 is applicable only to options granted subsequent to June 30, 1995, and the options have a three-year vesting period, the pro forma effect will not be fully reflected until fiscal year 2000.

    The weighted-average per share fair value of the individual options granted during fiscal year 1998 and 1997 is estimated as $6.37 and $5.73, respectively, on the date of grant. The fair values for both years were determined using a Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                             1998       1997
                                                                           ---------  ---------
Dividend yield...........................................................  $       0  $       0
Volatility...............................................................       37.0%      56.2%
Risk-free interest rate..................................................       5.70%      6.03%
Forfeiture rate..........................................................        3.7%      10.0%
Expected life............................................................    7 years    7 years

    Stock option activity during 1995-1998 is summarized below:

                                                  SHARES OF COMMON
                                                        STOCK             WEIGHTED AVERAGE
                                                   ATTRIBUTABLE TO        EXERCISE PRICE OF
                                                       OPTIONS                 OPTIONS
                                                ---------------------  -----------------------
Unexercised at June 30, 1995..................       $   529,750             $   15.3782
Granted.......................................           171,800                 10.2698
Exercised.....................................            (9,333)                14.5000
Forfeited.....................................          (102,600)                14.3307
                                                        --------                --------

Unexercised at June 30, 1996..................           589,617                 13.7468
Granted.......................................            98,000                  8.9541
Exercised.....................................                --                      --
Forfeited.....................................          (257,817)                14.1815
                                                        --------                --------

Unexercised at July 1, 1997...................           429,800                 11.9919
Granted.......................................           124,000                 13.8387
Exercised.....................................          (106,001)                10.1745
Forfeited.....................................           (44,899)                16.9654
                                                        --------                --------

Unexercised at June 30, 1998..................       $   402,900             $   12.4841
                                                        --------                --------
                                                        --------                --------

    The following table summarizes information concerning outstanding and exercisable options at June 30, 1998:

                                     OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                             -----------------------------------  ------------------------------------
   RANGE OF                  WEIGHTED-AVERAGE
   EXERCISE       NUMBER         REMAINING      WEIGHTED-AVERAGE                      WEIGHTED-AVERAGE
    PRICES      OUTSTANDING  CONTRACTUAL LIFE    EXERCISE PRICE   NUMBER EXERCISABLE   EXERCISE PRICE
--------------  -----------  -----------------  ----------------  ------------------  ----------------
   $5--$10         125,500          7.9024         $   9.2032             88,838         $   9.6247
   $10-$15         238,400          8.1542            13.4937            130,236            13.6945
   $15-$20          39,000          7.0048            17.0513             27,000            17.8889

    Shares exercisable at June 30, 1997 and 1996, were 246,074 and 293,678, respectively.

(8) EARNINGS (LOSS) PER SHARE

    The following is a reconciliation of the numerators and denominators used in computing earnings (loss) per share from continuing and discontinued operations:

                                                                                       1998       1997        1996
                                                                                     ---------  ---------  ----------
                                                                                              (IN THOUSANDS)
Income (loss) available to common shareholders:
  Income (loss) from continuing operations.........................................  $   6,009  $   4,504  $   (1,596)
  Income (loss) from discontinued operations.......................................         --         --     (15,203)
                                                                                     ---------  ---------  ----------
Income (loss) available to common shareholders.....................................  $   6,009  $   4,504  $  (16,799)
                                                                                     ---------  ---------  ----------
                                                                                     ---------  ---------  ----------
Earnings (loss) per share:
  Weighted--average number of common shares outstanding............................      7,664      7,628       7,877
  Earnings (loss) per share from continuing operations.............................       0.78       0.59       (0.20)
  Earnings (loss) per share from discontinued operations...........................       0.00       0.00       (1.93)
                                                                                     ---------  ---------  ----------
Total Earnings (loss) per share....................................................  $    0.78  $    .059  $    (2.13)
                                                                                     ---------  ---------  ----------
                                                                                     ---------  ---------  ----------
Diluted earnings (loss) per share
  Weighted--average number of common shares outstanding............................      7,664      7,628       7,877
  Stock options and other incremental shares.......................................         88         32          --
                                                                                     ---------  ---------  ----------
  Weighted-average number of common shares outstanding--diluted....................      7,752      7,660       7,877
                                                                                     ---------  ---------  ----------
                                                                                     ---------  ---------  ----------
  Diluted earnings (loss) per share from continuing operations.....................  $    0.78  $    0.59  $    (0.20)
  Diluted earnings (loss) per share from discontinued operations...................       0.00       0.00       (1.93)
                                                                                     ---------  ---------  ----------
Total earnings (loss) per share....................................................  $    0.78  $    0.59  $    (2.13)
                                                                                     ---------  ---------  ----------
                                                                                     ---------  ---------  ----------

    For 1996, because the inclusion of stock option and other incremental shares would be antidilutive, earnings per share has been calculated assuming no incremental shares. For diluted earnings (loss) per share, stock options and other incremental shares aggregated 42,000 for 1996.

(9) RELATED PARTY TRANSACTIONS

    The Company's Chief Executive Officer and the Company's former President, prior to his resignation in July 1996, were parties to a stockholders' agreement that required the parties thereto to vote their shares of stock for the election as directors of the Company certain designees of the other party to the agreement. The Company, the Company's Chief Executive Officer (the "Company Executive"), and Hanseatic, a significant shareholder, are parties to a stockholders agreement. This agreement provides that, as long as Hanseatic or the Company Executive each beneficially own at least five percent of the outstanding shares of Common Stock, the Company shall use its best efforts to ensure that one member of the Company's board of directors is a designee of Hanseatic and that another member of the Company's board of directors is a designee of the Company Executive. In addition, the Company Executive and Hanseatic have agreed to vote all shares of Common Stock owned by them in favor of the election of such nominees or, upon the death of the Company Executive, for the designee of the holder of a majority of the Company Executive's shares of Common Stock on the date of death.

    On July 3, 1996, Leonard R. Bennett, former President, Chief Operating Officer and a Director of the Company resigned as an Officer and Director of the Company and all of its subsidiaries. At that time, he also released the Company from its obligations under his employment contract. The Company entered into a three year noncompete and consulting agreement with Mr. Bennett which provided for annual payments of $268,396, which were accrued as of June 30, 1996, and continuation of certain disability and life insurance benefits. The agreement can be canceled by either party for cause. Mr. Bennett acquired the Company's 80.5% interest in Celsur Inc. for a total of 100,000 shares of Celadon Group, Inc. common stock and $2,440,645 in the form of a personal note, bearing interest at the prime commercial lending rate of The Chase Manhattan Bank, N.A. New York, New York which was paid in full when due on October 3, 1996. On March 28, 1997, the agreement was terminated and all other obligations of the parties, except for the non-compete and confidentiality provisions and certain indemnifications, ceased upon the payment by the Company of $365,565.

    On July 3, 1996, Peter Bennett, former Executive Vice President Administration of Celadon Trucking Services, Inc., ("CTSI"), the Company's principal operating subsidiary, resigned as an officer and employee of CTSI. The Company entered into a one year non-compete and consulting contract with Mr. Bennett providing for an annual payment of $60,000 which was accrued for as of June 30, 1996. On March 28, 1997, the agreement was terminated and all other obligations of the parties, except for the non-compete and confidentiality provisions and certain indemnifications, ceased upon the payment by the Company of $30,692.

    In July 1996, the Company guaranteed eight individual one year bank loans to eight executives aggregating $270,000. The loans range in amounts from $9,000 to $54,000, are full recourse to the individual executive and are secured by a total of 30,000 shares of Celadon Group, Inc. common stock owned by the executives individually. In February, 1997, one of the original participants withdrew and was replaced by two additional executives. On January 1, 1998, the bank loans were converted to Company loans secured by a total of 30,000 shares of Celadon Group Inc. Common stock owned by the executives individually. During fiscal year 1998, the Company purchased as treasury stock 18,000 shares from five of the nine executives leaving 12,000 shares and $108,000 of outstanding executive loans.

(10) HEDGING ACTIVITIES, COMMITMENTS AND CONTINGENCIES

    The Company has outstanding commitments to purchase approximately $6.2 million of revenue equipment at June 30, 1998.

    Standby letters of credit, not reflected in the accompanying consolidated financial statements, aggregated approximately $2.5 million at June 30, 1998.

    The Company has employment and consulting agreements with various key employees providing for minimum combined annual compensation over the next three years ranging from $1.1 million in 1999 to $0.2 million in 2001.

    There are various claims, lawsuits and pending actions against the Company and its subsidiaries incidental to the operation of its businesses. The Company believes many of these proceedings are covered in whole or in part by insurance and that none of these matters will have a material adverse effect on its consolidated financial position.

    The Company, from time-to-time, enters into arrangements to protect against fluctuations in the price of the fuel used by its trucks. As of June 30, 1998, the Company had contracts to purchase fuel for future physical delivery in the months of July 1998 through May 1999. These contracts represent approximately 14% of the anticipated fuel requirements for those months. Additionally, the Company periodically acquires exchange-traded petroleum futures contracts and various commodity collar transactions. Gains and losses on transactions, not designated as hedges, are recognized based on market value at the date of the financial statements. At June 30, 1998, liquidation of outstanding transactions, not designated as hedges, which extended through August 1998 (covering an average of 9% of July and August 1998 fuel requirements), would have resulted in a $47,000 loss, which has been recognized in the financial statements. Transactions designated as hedges and therefore not marked-to-market value had a negative value of $398,000. The current and future delivery prices of fuel are monitored closely and transaction positions adjusted accordingly. Total commitments are also monitored to ensure they will not exceed actual fuel requirements in any period. During the years ended June 30, 1998 and 1997, a loss of $997,000 and a gain of $79,000, respectively, on futures contracts and commodity collar transactions were included in fuel expense. To the extent that Company hedges portions of its fuel purchases, it may not fully benefit from market decreases in fuel prices.

    The Company has been assessed approximately $750,000 by the State of Texas for Interstate Motor Carrier Sales and Use Tax for the period from April 1988 through June 1992. The Company disagrees with the State of Texas over the method used by the state in computing such taxes and intends to vigorously pursue all of its available remedies. On October 30, 1996, the Company made a payment of $1.1 million, under protest, which includes interest to the date of payment and enables the Company to pursue resolution of the matter with the State of Texas Attorney General. In fiscal 1997, the Company filed its Original Petition against representatives of the State of Texas. The state responded and denied the Company's claims. As of June 30, 1998, the parties to the litigation were exchanging discovery requests and documentation. The Company has accrued an amount that management estimates is due based upon methods they believe are appropriate. While there can be no certainty as to the outcome, the Company believes that the ultimate resolution of this matter will not have a material adverse effect on its consolidated financial position.

    Two litigations have been filed by the same law firm in the Delaware Court of Chancery in and for New Castle County (David Finkelstein v. Stephen Russell et al. (the "Finkelstein Action") and Lila Gold and Jocelyn Feuerstein v. Stephen Russell et al. (the "Gold Action") (civil action nos. 16480NC and 16481NC, respectively)) challenging the proposed merger (the "Merger") of the Company and Laredo Acquisition Corp. ("Laredo"), a newly-formed wholly-owned subsidiary of Odyssey Investment Partners, pursuant to the Agreement and Plan of Merger, dated as of June 23, 1998, by and between the Company and Laredo. Upon the effectiveness of the Merger, Laredo will be merged with and into the Company, the separate corporate existence of Laredo shall cease and the Company shall continue as the surviving corporation. In sum, these putative class actions allege that the $20.00 per share to be paid to stockholders pursuant to the Merger would permit management of the Company to acquire the public shares of for less than fair and adequate consideration because, inter alia, the intrinsic value of the Company's Common Stock is claimed to be (an unspecified amount) higher. The Cash Merger Price (as defined in the Merger Agreement) allegedly does not provide an adequate premium to the public stockholders of the Company and the Cash Merger Price is supposedly arbitrary, not the result of arm's length negotiations and reached without "shopping" the Company or taking other (unspecified) steps to ascertain the best price for the Company. Both actions name the Company and its directors and claim that the individual defendants breached their fiduciary duties to the Company and its stockholders. Odyssey Investment Partners, LLC is also named in the Finkelstein Action. The complaints seek certification of the class, certain injunctive and declaratory relief, recission of the Merger if it is consummated, and unspecified money damages and costs. No answer has yet been filed to these complaints. The Company intends to defend these suits vigorously.

(11) PROVISION FOR INCOME TAXES

    The income tax provision for operations in 1998, 1997 and 1996 consisted of the following (in thousands):

                                                                                        1998       1997       1996
                                                                                      ---------  ---------  ---------
Current (credit):
  Federal...........................................................................  $     229  $   1,229  $   1,450
  State and local...................................................................        274        400       (171)
  Foreign...........................................................................        515        104        146
                                                                                      ---------  ---------  ---------
                                                                                      $   1,018  $   1,733  $  (1,475)
                                                                                      ---------  ---------  ---------
Deferred:
  Federal...........................................................................      2,533      1,126        954
  State and local...................................................................        351        165        110
                                                                                      ---------  ---------  ---------
                                                                                          2,884      1,291      1,064
                                                                                      ---------  ---------  ---------
                                                                                      $   3,902  $   3,024  $    (411)
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------

    No provision is made for U.S. federal income taxes on undistributed earnings of foreign subsidiaries of approximately $1,513,000 at June 30, 1998, as management intends to permanently reinvest such earnings in the Company's operations in the respective foreign countries where earned.

    The Company's effective tax rate on income (loss) differs from the statutory federal tax rate as follows:

                                                                                            1998       1997       1996
                                                                                          ---------  ---------  ---------
Statutory federal tax rate..............................................................      35.00%     35.00%     35.00%
State taxes, net of federal benefit.....................................................       4.16       4.88       1.96
Non-deductible officers' life insurance.................................................        .09        .42       1.04
Non-deductible meals and entertainment..................................................        .25        .38     (11.72)
Non-deductible goodwill amortization....................................................        .16        .21      (2.34)
Other, net..............................................................................       (.29)      (.72)     (3.47)
                                                                                          ---------  ---------  ---------
  Effective tax rate....................................................................      39.37%     40.17%     20.47%
                                                                                          ---------  ---------  ---------
                                                                                          ---------  ---------  ---------

    The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 1998 and 1997 consisted of the following (in thousands):

                                                                                               1998        1997
                                                                                            ----------  ----------
Deferred tax assets:
Allowance for doubtful accounts...........................................................  $      152  $      683
Insurance reserves........................................................................         461         677
Revenue recognition.......................................................................         109         218
Tires in service..........................................................................         198         397
Parts and supplies........................................................................         116         233
Accrued expense reserves..................................................................          39         230
Net operating loss carryforwards..........................................................         935       1,642
Alternative minimum tax credit carryforward...............................................         722         493
Other.....................................................................................         138         395
                                                                                            ----------  ----------
Total deferred tax assets.................................................................  $    2,870  $    4,968
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                                                                                               1998        1997
                                                                                            ----------  ----------
Deferred tax liabilities:
Excess tax depreciation...................................................................  $   (5,287) $   (5,868)
Capital leases............................................................................      (2,785)     (1,964)
Deferred gain on partnership..............................................................        (560)       (560)
Other.....................................................................................      (1,555)     (1,326)
                                                                                            ----------  ----------
Total deferred tax liabilities............................................................  $  (10,187) $   (9,718)
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Net current deferred tax assets...........................................................  $    7,056  $    6,790
Net noncurrent deferred tax liabilities...................................................     (14,373)    (11,540)
                                                                                            ----------  ----------
Total net deferred tax liabilities........................................................  $   (7,317) $   (4,750)
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    As of June 30, 1998, the Company had approximately $2.8 million of operating loss carryforwards with expiration dates through 2012.

(12) SUPPLEMENTAL CASH FLOW INFORMATION

    In 1998, 1997 and 1996, capital lease obligations in the amount of $37.5 million, $33.9 million and $14.9 million, respectively, were incurred in connection with the purchase of, or option to purchase, revenue equipment and the associated tires in service.

    For 1998, 1997 and 1996, the Company made interest payments of $6.3 million, $4.9 million and $3.3 million, respectively.

    For 1998, 1997 and 1996, the Company made income tax payments of $1.1 million, $0.3 million, and $0.9 million, respectively.

(13) INVESTMENT IN UNCONSOLIDATED AFFILIATE

    On December 18, 1996, the Company sold certain assets consisting primarily of customer lists of its wholly owned freight forwarding operations conducted in the New York area to NG Enterprises, Inc. (NGE), a company controlled by Norman
G. Grief, the former President and Chief Executive Officer of Randy International, Inc. In connection with the sale, the Company acquired a 49% interest in NGE, agreed to provide a five year interest bearing revolving credit loan up to $1.9 million secured by the assets of NGE and agreed to an option exercisable by NGE to acquire the Company's 49% interests in NGE for $300,000 initially, which amount will increase by $30 thousand annually. No gain or loss was recognized on the sale. On July 11, 1997, the Company transferred its 49% interest in NGE to NGE and the business conducted by NGE was sold to Union Transport Corporation, a wholly owned subsidiary of Union Transport, Inc., a global logistics company. In that transaction, Union Transport Corporation assumed, with the Company's consent, certain of the obligations of NGE to the Company.

(14) ACQUISITIONS

    In September 1997, the Company acquired the net assets of General Electric Transportation Services ("GETS"), the transportation services unit of the General Electric Industrial Control Systems ("GEICS") business. The Company has accounted for this transaction as a purchase. In addition to the net assets acquired, the Company received a five-year contract to continue providing transportation service to GEICS, which represents approximately one-half of the current business volume of the transportation services unit. The total acquisition price was $8.2 million payable as $5.5 million in cash at closing and a $2.7 million note plus assumption of certain liabilities and lease obligations. The revenues and expenses of the operations acquired from GEICS have been included in the Company's consolidated financial statements since September 1, 1997.

    In May 1998, the Company acquired the assets of Gerth Transport, Kitchener, Ontario for $13.8 million. The Company has accounted for this transaction as a purchase. The Company believes that Gerth is the leading Canadian truckload carrier to Mexico, having 301 tractors and 817 trailers as of June 30, 1998, and approximately $31.0 million of revenue in calendar 1997. The Company believes that this acquisition will strengthen its presence in Canada and provide additional density in its core north-south transport lanes. The revenues and expenses of the operations acquired from Gerth have been included in the Company's consolidated financial statements since May 22, 1998.

    The following pro forma data presents the consolidated results of operations as if the acquisitions had occurred on July 1, 1996, after giving effect to certain adjustments. The pro-forma results have been prepared for comparative purposes only and do not purport to indicate the results of operations which would actually have occurred had the acquisitions been in effect on the date indicated or which may occur in the future.

                                                                                     1998        1997
                                                                                  ----------  ----------
Operating revenue...............................................................  $  263,722  $  246,956
Net income......................................................................  $    7,452  $    6,543
Net income per common share.....................................................  $     0.96  $     0.85

    The purchase price has been allocated to the assets and liabilities based on their fair values at the date of acquisition. In connection with the acquisitions of GETS and Gerth, as described above, the assets acquired and liabilities assumed by the Company during 1998 were as follows:

Current assets (net of cash acquired)..................................  $12,097,318
Fixed assets...........................................................   8,092,657
Goodwill (amortized over 15 years).....................................   7,045,422
Current liabilities....................................................  (7,589,614)
Bank borrowings and debt...............................................  (9,312,797)
Capital lease obligations..............................................  (6,663,326)
                                                                         ----------
                                                                         $3,669,660
                                                                         ----------
                                                                         ----------

(15) DISCONTINUED OPERATIONS

FREIGHT FORWARDING SEGMENT

    During December, 1995 the Board of Directors of Celadon Group, Inc. authorized the disposal of the Company's freight forwarding business. In connection with the Company's plan of disposition effective February 1, 1996, the U.S. customer list together with certain assets and liabilities of the Company's U.S. freight forwarding business, operating under the name Celadon/Jacky Maeder Company, were sold to the Harper Group, Inc.'s primary operating subsidiary, Circle International, Inc. Pursuant to the terms of the transaction, the total purchase price for these assets and liabilities was to be paid in cash and equal the net revenue derived from such customer list during the twelve-month period following February 1, 1996. The Harper Group, Inc. made an initial down payment of $9.5 million at closing with the balance of the purchase price to be paid in quarterly installments as earned by the Harper Group, Inc. There were no additional payments by Harper Group, Inc. to the Company based on reported net revenues during the measurement period.

    In May 1996, the Company became the sole owner of the freight forwarding operations conducted in the New York area by acquiring the minority interest of Jacky Maeder, Ltd. This step was taken to facilitate the ultimate disposition of this operation. On December 18, 1996, the Company sold certain assets consisting primarily of customer lists of the freight forwarding operations conducted in the New York area to NG Enterprises, Inc. ("NGE"), a company controlled by Norman G. Grief, the former President and Chief Executive Officer of Randy International, Inc. In connection with the sale, the Company received a 49% interest in NGE, was relieved of its obligation to Norman G. Grief under his employment contract, agreed to provide a five year interest bearing revolving credit loan up to $1.9 million secured by the assets of NGE and agreed to an option exercisable by NGE to acquire the Company's 49%
interest in NGE for $300,000 initially, which amount would increase by $30 thousand annually. No gain or loss was recognized on the sale. On July 11, 1997, the Company transferred its 49% interest in NGE to NGE and the business conducted by NGE was sold to Union-Transport Corporation, a wholly owned subsidiary of Union-Transport, Inc. a global logistics company. In that transaction, Union-Transport Corporation assumed, with the Company's consent, certain of the obligations of NGE to the Company.

    In May 1996, the Company concluded the sale of the United Kingdom freight forwarding operation to Forwardair Limited a subsidiary of the Fritz Companies.

LOGISTICS SEGMENT

    In fiscal 1996, the decision was made to sell certain businesses previously included in the Logistics division and to discontinue offering logistics services as a separate activity of the Company. Consequently in June 1996, the net assets of the Company's package delivery business headquartered in New York City and operating under the name Celadon Express was sold.

    On July 3, 1996, the Company concluded the sale of its South American warehousing logistics and distribution business operating under the name of Celsur, Inc. for approximately $3.1 million. The sales price was paid with 100,000 shares of the Company's common stock, and an interest bearing promissory note for $2.4 million due October 3, 1996.

    The Company recorded a charge to earnings of $8.2 million during the three months ending December 31, 1995 representing the expected loss on the disposal of the freight forwarding segment. In determining the estimated loss on disposition in the December 31, 1995 quarterly financial statements, management made certain estimates and assumptions based upon currently available information. These estimates and assumptions primarily related to the ultimate sales price to be received from the sale of the U.S. customer list to the Harper Group, Inc., the net realizable value of the remaining assets to be disposed of, the liquidation of trade receivables, and the costs associated with the settlement of certain leases, severance and other obligations. The Company also recorded an additional $4.6 million loss on disposal, net of tax, in the June 30, 1996 financial statements. This is primarily a result of the reduction in the payment to be received from the Harper Group, Inc. for revenue attributable to the U.S. customer list which they acquired. Additionally, based on actual collection and payment experience and cost to wind-down the operations through June 30, 1996, the estimated after tax loss on discontinued freight forwarding operations was increased by $1.2 million to $2.3 million.

    In the quarter ended June 30, 1996, the Company also recorded a charge of $600 thousand relating to the discontinuation of the logistics line of business. The loss is primarily comprised of the loss on the sale of the net assets of Celadon Express, Inc. in June 1996, partially offset by the gain on the sale of the Company's 80.5% ownership interest in Celsur Inc., a warehousing and logistics operation in Argentina and Brazil.

(16) PENDING MERGER

    On June 23, 1998 the Company entered into the Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 23, 1998, by and between the Company and Laredo Acquisition Corp. ("Laredo"), a newly-formed wholly-owned subsidiary of Odyssey Investment Partners, pursuant to which Laredo will be merged with and into the Company (the "Merger"). Upon effectiveness of the Merger, the separate corporate existence of Laredo shall cease and the Company will continue as the surviving corporation (the "Surviving Corporation"). In connection with the Merger, except as described below, each share of common stock, par value $0.033, of the Company issued and outstanding immediately prior to the consummation of the Merger will be converted into the right to receive $20.00, subject to the right of a holder to exercise dissenter's rights. Certain of the Company's current officers and stockholders will retain an aggregate of 320,000 shares of the Company's common stock currently held by them in lieu of receiving the merger consideration. These shares will, upon the effectiveness of the Merger, be converted into the right to receive one share of common stock of the Surviving Corporation in the Merger. The affirmative vote of a majority of the outstanding shares of the Company's common stock is required to consummate the Merger.

(17) RECENT DEVELOPMENTS (UNAUDITED)

    The Company announced on September 18, 1998 that it had received written notice from Laredo to the effect that the institution (Bankers Trust Corporation) that is to provide $125,000,000 in bridge financing for the Merger had concluded as of September 15, 1998, that under current market conditions, it would not be obligated to provide the financing contemplated by the Merger Agreement and the commitment letter issued to Laredo with respect thereto. However, Bankers Trust Corporation noted that the conditions to funding contemplated by its commitment letter need only be satisfied on the date of request for funds and that its commitment letter had not been terminated or otherwise modified. If no amounts have yet been funded thereunder, the commitment letter with respect to financing for the Merger will terminate in accordance with its terms on November 30, 1998. Laredo would not be obligated to close the Merger if financing were not available.